SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.    )

ORGANIC AGRICULTURAL COMPANY LIMITED

(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

68621U109
(CUSIP Number)

WU ZHIWEI Room 303, Unit 2, Building 15 Zone D, Vanke City, Fengman Districtt Jilin City, Jilin Province, P.R. China 132000 86-0451-5152-7001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

(page 1 of 6 pages)

CUSIP No. 68621U109	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Wu Zhiwei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,232,400
	8.	SHARED VOTING POWER 9,000,000
	9.	SOLE DISPOSITIVE POWER 25, 232,400
	10.	SHARED DISPOSITIVE POWER 9,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,232,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 36.92%
14.	TYPE OF REPORTING PERSON IN

Page 2 of 6 Pages

CUSIP No. 68621U109	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, (the “Common Stock”) of Organic Agricultural Company Limited, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Room G504, Building 3, Kejichuangxincheng Chuanxinchuangye Plaza, High and New Industrial Technology District, Harbin City, Heilongjiang Province, P.R. Chia 150090.

Item 2. Identity and Background

a.	Name: Wu Zhiwei

b.	Business Address: Room 303, Unit 2, Building 15, Zone D, Vanke City, Fengman District, Jilin City, Jilin Province, P.R. China 132000

c.	Present employment: CEO of Organic Agricultural Company Limited.

d.	During the past five years, Wu Zhiwei as not been convicted in any criminal proceeding.

e.	During the past five years, Wu Zhiwei has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship: P.R. China

Item 3. Source and Amount of Funds or Other Consideration.

The Company granted 51,600 shares with a fair value of $22,000 to Wu Zhiwei for sales promotion services. The cash used to acquire the 15,000,000 shares in the name of Wu Zhiwei ($211,208) was sourced from the personal funds of the Reporting Person. The cash used to acquire the 9,000,000 shares in the name of Heilongjiang Chuangyi Agriculture Company Ltd. ($174,604 to date) was sourced from the working capital of Heilongjiang Chuangyi Agriculture Company Ltd. The remaining 10,180,800 shares are controlled but not purchased by the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Page 3 of 6 Pages

CUSIP No. 68621U109	13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(c) On March 5, 2024 the Reporting Person entered into two transactions:

i.	The Reporting Person purchased 15,000,000 shares from Hao Shuping for a purchase price of 0.1 Renminbi (U.S.$0014) per share.

ii.	The Reporting Person entered into a Consensus Action Agreement with Hao Shuping, pursuant to which Mr. Hao entrusted voting control of 10,180,800 shares to the Reporting Person and committed to sell none of those shares without the written consent of the Reporting Person.

(d) The right to receive dividends and to receive the proceeds of the sale of 10,180,800 shares beneficially owned by the Reporting Person is held by Hao Shuping. The right to receive dividends and to receive the proceeds of the sale of 9,000,000 shares beneficially owned by the Reporting Person is held by Heilongjiang Chuangye Agriculture Company Ltd.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, in connection with any of the following: call options, put options, security-based swaps or any other derivative security, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except as follows:

The Reporting Person is party to a Consensus Action Agreement dated March 5, 2024 with Hao Shuping, pursuant to which Mr. Hao entrusted voting control of 10,180,800 shares to the Reporting Person and committed to sell none of those shares without the written consent of the Reporting Person.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

Item 7. Material to be Filed as Exhibits.

Consensus Action Agreement dated March 5, 2024 between Hao Shuping and Wu Zhiwei.

Page 4 of 6 Pages

CUSIP No. 68621U109	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024	/s/ Wu Zhiwei
Wu Zhiwei

Page 5 of 6 Pages

CUSIP No. 68621U109	13D	Page 6 of 6 Pages

Exhibit: Consensus Action Agreement (translation)

Party A: Wu Zhiwei	ID number: 231023196406070013

Party B: Hao Shuping	ID number: 230107195803082018

Both Party A and Party B are currently shareholders of Organic Agricultural Company Limited in the United States. On March 5, 2024, Party B transferred 15 million shares of Organic Agricultural Company Limited to Party A. The remaining shares of Party B is 10,180,800. In order to clarify that the voting rights of Party B’s remaining shares are granted to Party A and that Party B will act in agreement with Party A, the following written agreement is hereby reached.

1.The Party B entrusts the Party A to represent all voting rights of the 10,180,800 shares it holds;

2.The Party B shall maintain consistency with the Party A’s actions;

3. During the validity period of this agreement, without the written consent or relevant written agreement of Party A, Party B shall not transfer all or part of its company equity (or shares), or entrust any other third party to manage its company equity (or shares), or entrust any other third party to exercise equity (or share) rights.

4. The validity period of this agreement is the period during which Party B holds 10,180,800 shares of the stock, Party B shall not revoke the authorization.

5. Once this agreement is signed, it constitutes a legally binding obligation for all parties. If either party violates its legal obligations under this agreement, the other parties have the right to pursue their legal responsibilities.

Party A: (signature and seal)

Party B: (signature and seal)

Date: March 5, 2024

Page 6 of 6 Pages